EXHIBIT 99.1

Alvotech further strengthens liquidity by securing term loan facility of $75 million

— $75 million additional term loan facility maturing December 31, 2027, led by GoldenTree Asset Management

— Follows recent $165m equity raise strengthening cash position

— Including equity financing and undrawn loan facility, Alvotech has secured access to $240 million in new capital

— Funds will support execution across Alvotech’s R&D pipeline and global product launches

REYKJAVIK, Iceland, July 01, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO; ALVO-SDB), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that it has amended its existing credit agreement with funds managed by GoldenTree Asset Management LP and other existing lenders of Alvotech to provide a term loan facility of up to $75 million in additional capital.

The financing further strengthens Alvotech's financial position following the $165 million equity capital raise announced on June 18, 2026, and supports the continued execution of the company's growth strategy, including advancing its biosimilar pipeline, supporting product launches and expanding global commercial operations. Including the equity financing and the undrawn term loan facility the company has secured access to $240 million in new capital.

“This financing provides additional flexibility as we continue to execute on our strategic priorities and support the next phase of growth for Alvotech," said Robert Wessman, founder and chairman of Alvotech. “The strong support we received from both existing shareholders and more than 40 new specialist healthcare investors in our recent equity offering, together with this additional financing, reflects growing confidence in Alvotech, our strategy and the opportunities ahead.

“Over the past several months we have achieved important milestones across our business, including the resubmission of key Biologics License Applications to the FDA, continued advancement of our pipeline including FDA acceptance of our BLA for a biosimilar to Entyvio®, and the expansion of our global commercial footprint. These achievements reinforce our belief that we are building one of the world’s leading biosimilars companies.

“With approximately 30 biosimilar products in development and a growing portfolio of commercial opportunities, we see a significant opportunity to increase patient access to affordable biologic medicines around the world.

“Capital is the fuel that enables us to execute on that vision, and this financing further strengthens our ability to invest in growth and create long-term value for patients, partners and shareholders.”

The financing builds on Alvotech's existing relationship with GoldenTree, which has been a long-term financing partner to the company. It expands the company’s existing credit agreement by providing an additional $75 million term loan facility alongside the $100 million term loan facility announced in December 2025. It bears an interest rate of 12.50%, payable monthly in cash, and has a maturity date of December 31, 2027.

For further information, contact:

Media
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investors
Dr. Balaji V Prasad
Benedikt Stefansson
alvotech.ir@alvotech.com

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in biosimilars by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

For more information, please visit our investor portal, and our website or follow us on social media on LinkedIn, Facebook, Instagram and YouTube.

Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, for example, Alvotech’s expectations regarding the adequacy and comprehensiveness of the data package to support the demonstration of biosimilarity and interchangeability for AVT16, business prospects and opportunities including pipeline product development, including AVT16 and AVT80, future plans and intentions, regulatory review and interactions, the potential approval, interchangeable designation and commercial launch of its product candidates, and Alvotech’s mission to expand patient access to biologic medicines. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time-to-time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed.